WestPark Capital, Inc.

Suite 310, 1900 Avenue of the Stars

Los Angeles, CA 90067

United States of America

Univest Securities, LLC

15th Floor, 375 Park Avenue

New York, NY 10152

United States of America

As representatives of the several underwriters

VIA EDGAR

January 13, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Angela Lumley
Rufus Decker
Jonathan Burr
Brigitte Lippmann

Re:	AnPac Bio-Medical Science Co., Ltd.
Registration Statement on Form F-1 (File No. 333-234408)

Dear Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence with the U.S. Securities and Exchange Commission via EDGAR on January 8, 2020, in which we requested the acceleration of the effectiveness of the above-captioned Registration Statement to 4:00 p.m., New York City time on January 9, 2020. We hereby formally withdraw our prior request for acceleration of the effective date of the above-captioned Registration Statement.

[Signature page follows]

Very truly yours,

WESTPARK CAPITAL, INC.

By:	/s/ Craig Kaufman
Authorized Representative

UNIVEST SECURITIES LLC

By:	/s/ Edric Yi Guo
Authorized Representative

Acting on behalf of themselves and as the Representatives of the several Underwriters

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